Filed by Abbvie Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Shire plc
Commission File No.: 0-29630

On June 25, 2014, AbbVie Inc. made the following communication publicly available:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release	June 25, 2014

Materials for analyst and investor call in respect of possible offer for Shire plc

As previously notified, AbbVie Inc. (“AbbVie”) will hold an analyst and investor call in respect of the indicative merger proposal made to Shire plc, today at 8am CDT/2pm BST.

A presentation containing information that will be disclosed on the call is now available on AbbVie’s website at http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents.

In accordance with Rule 30.4 of the Takeover Code, a copy of this announcement will be available on AbbVie’s website at http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents.

Inquiries:

AbbVie investor contacts

Larry Peepo (Tel: +1 847 935 6722)

Liz Shea (Tel: +1 847 935 2211)

AbbVie media contacts

Jennifer Smoter (Tel: +1 847 935 8865)

Adelle Infante (Tel: +1 847 938 8745)

J.P. Morgan (Financial Adviser)

Jeffrey Hoffman / Henry Gosebruch / Benjamin Wallace (New York, Tel: +1 212 270 6000)

Laurence Hollingworth / Dwayne Lysaght / James Robinson (London, Tel: +44 207 742 4000)

About AbbVie

AbbVie is a global, research-based biopharmaceutical company formed in January 2013 following separation from Abbott Laboratories. The company’s mission is to use its expertise, dedicated people and approach to innovation to develop and market advanced therapies that address some of the world’s most complex and serious diseases. AbbVie employs approximately 25,000 people worldwide and markets medicines in more than 170 countries. AbbVie is traded on the New York Stock Exchange under “ABBV”. Additional information is available on the company’s website at www.abbvieinvestor.com.

Further information

J.P. Morgan Securities LLC (“J.P. Morgan”), together with its affiliate J.P. Morgan Limited (which conducts its U.K. investment banking business as J.P. Morgan Cazenove and which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for AbbVie in connection with the possible offer and for no one else, and is not, and will not be, responsible to anyone other than AbbVie for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the possible offer or any other matters referred to in this announcement.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

Disclosures are therefore required in the shares of AbbVie and Shire plc.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Additional Information

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Subject to future developments, AbbVie may file a registration statement and/or tender offer documents with the SEC in connection with a combination. Holders of Shire plc and/or AbbVie shares should read those filings, and any other filings made by AbbVie with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at AbbVie’s website at www.abbvieinvestor.com.

This announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

Ends